Mail Stop 3-5

      March 22, 2005

By U.S. Mail and Facsimile

Michael Y. Brent
Chief Executive Officer and Director
YTB International, Inc.
560 Sylvan Avenue, Suite 300
Englewood Cliffs, New Jersey  07632

Re:	YTB International, Inc.
      Registration Statement on Form S-3
	Filed February 22, 2005
	File No. 333-122936

	Preliminary Information Statement on Schedule 14C
	Filed January 24, 2005, as revised February 25, 2005

      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed February 23, 2005, as amended February 25, 2005
      Form 8-K filed December 14, 2004, January 7, 2005 and
January
26, 2005
      File No. 0-18412

Dear Mr. Brent:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3
1. It appears that you do not meet the requirements for transaction requirement no. 3 for Form S-3. Revise to file on the appropriate form.

Amendment no. 1 to Schedule 14C filed February 25, 2005

General
2. Revise the information statement to include the information required by Item 14. Alternately, information contained in the 10-
KSB can be specifically incorporated by reference since it is being delivered along with the information statement.
3. We note that your Form 10-K disclosure indicates that the merger related issuance of stock to YTB Stockholders was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.
Tell us the exemption from registration on which you relied to issue the Exchange Stock to YTB in connection with the Merger Transaction.
In your response, set forth the detailed facts and the legal bases supporting your reliance on the exemption.

Proposal I Ratification of the Merger of YTB and the Company, Including Issuance of Common and Preferred Shares to YTB Stockholders, page 6
4. It is inappropriate to disclaim responsibility for the disclosure information you provide in the Schedule 14C. Please remove any references indicating that you assume no responsibility for the accuracy or completeness of any such information contained in the Information Statement. See Rule 14c-6 of Regulation 14C; Rule 14a-9
of Regulation 14A.

Change in Control, page 6
5. We note that you filed a Schedule 14-F Change of Control Information Statement in November 2004, and that in it you disclosed changes to the number of directors as a result of the merger transaction. Since it appears that changes were made to your charter or bylaws as a result, please provide a separate disclosure section describing the reasons why you chose to fix the number of directors at six. See Item 12 of Regulation 14-A.

Existing Board of Directors; Board Members and YTB Designees, page
6
6. State the quorum required for an annual meeting of shareholders.
Confirm to us whether or not this quorum has changed as a result of the reincorporation in Delaware.

Proposal 2:  Ratification of Reincorporation in Delaware
Concurrently
Increasing Authorized Common to 50MM (from 20MM) and changing the Company`s Name to YTB International, Inc., page 9
7. To the extent any of your charter or bylaw provisions have changed as a result of the reincorporation in Delaware and an applicable authority would require a shareholder vote on such provision if it were presented separately, you must provide a separate proposal detailing each change. For ease of reference, you should provide a separate section that provides a side-by-side comparison of the New
York versus Delaware provisions of your charter or bylaws. See the
Fifth Supplement, September 2004 to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations available on our website. See also Item 12 of Schedule 14A.
8. We note your disclosure indicating that there are certain differences between New York Law and Delaware law relating to the ability of the directors to grant options to employees, officers and directors without shareholder approval. You also make a brief reference to the following differences: the procedure and requisite vote for taking corporate action without a meeting and for approving certain corporate changes; mergers and asset sales; and procedural and substantive differences related to indemnification of officers and directors. Please amend disclosure to provide the following:
Disclose whether your charter or bylaws presently contain other provisions having an anti-takeover effect. Amend disclosure to discuss the advantages and disadvantages of any proposals that have an anti-takeover effect.
Disclose whether management intends to propose, or is considering other anti-takeover measures in future proxy solicitations.
9. If true, balance disclosure to indicate that the proposals you make could make the accomplishment of a given transaction more difficult even if it is favorable to the interests of shareholders.
10. Tell us whether the governance proposals are the result of management`s knowledge of any specific effort to accumulate your securities or to obtain control of the issuer by means of a merger, tender offer, solicitation in opposition to management or otherwise.
Explain why you are proposing these changes at this time. If the measures you propose are not the result of any specific effort, provide disclosure to that effect.


Principal Features of Reincorporation in Delaware, page 10
11. Provide a separate proposal and disclosure section on the increase of your authorized common shares to 50 million from 20 million. See Item 1 of Schedule 14C; Item 11 of Regulation 14-A;
and
Note A of Schedule 14A.

Federal Income Tax Consequences of the Reincorporation, page 20
12. We believe you are not licensed to practice tax law. Please attribute the tax consequences to an attorney or law firm and disclose that they consent to be named.

Beneficial Ownership Table, page 23
13. Please fill in the blanks in the next amendment.

Form 10-KSB for the fiscal year ended December 31, 2004

General
14. In your next amended report, please update all certifications to comply with Sections 302 and 906 of Sarbanes-Oxley. See Item
601(b)(31) and (32) of Regulation S-B.

Part I
Management`s Discussion and Analysis, page 6
Results of Operations, page 8
15. The table on this page purports to present the percentage relationship of the items indicated to total revenues. But it is not clear what the percentages in the table actually represent. For example, "New RTA Sales" is 6.0%, "General and administrative expenses" is 32.1%, and "Net Loss" is 6.4% as a percentage of total revenues based on amounts reported on the statement of operations. Also, "General and administrative expenses" is 30.1% of total operating expenses as reported on the statement of operations. Please reconcile all of the percentages presented to the statement of operations based on the indicated relationship and revise as necessary, or clarify the relationship that is presented within the table.


Operating Expenses, page 9
16. Please disclose why commissions expense was incurred in 2004 but not in 2003, and the reason for the amount thereof in 2004. If a trend is represented, disclose the anticipated impact.
17. Based on the amounts reported in your historical statements of operations, it appears that the cost of travel services and products has decreased rather than increased in 2004 from 2003. Please revise your disclosure to address this variance, or explain to us why your disclosure is appropriate. Similarly revise to conform the disclosure regarding cost of travel revenues at the end of the first paragraph under "Variability of Results" on page 10 as necessary.
18. Please revise your disclosure on general and administrative expenses to discuss the change of $410,000 as derived from the amounts reported in the historical financial statements. Also, it appears that the amounts disclosed as a percentage of total revenues do not agree to the amounts reported in the historical financial statements, so revise as appropriate. Separately discuss the pro forma effects on general and administrative expenses resulting from the merger with YTB.

Variability of Results, page 10
19. Please disclose the material effects on your operations you anticipate as a result of the merger with YTB not already disclosed within MD&A.


Liquidity and Capital Resources, page 10
20. The amounts disclosed with respect to operating and financing activities do not agree to the amounts reported in the historical financial statements. Please revise accordingly, and include the respective amounts for investing activities. Disclose the material changes between 2004 and 2003 in each of operating, investing and financing activities and any supporting reasons. Since it appears that you use the indirect method of presenting cash flows from operating activities, the change in operating activities should be discussed in terms of cash and not merely based on the changes in the line items reported in this section.
21. You disclose in the last paragraph that you believe the sources indicated will be sufficient to satisfy your obligations in the next
12 months. Please disclose the basis for your belief in view that you had a significant amount of cash used by operations in 2004 and that you expect to substantially increase your operating expenses without certainty that increased revenues will ensue, as disclosed under "Variability of Results."
22. Please quantify your cash requirements for the next twelve months and for longer than one year.

Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities
23. We are unable to locate disclosure in connection with securities authorized for issuance under equity compensation plans. Please revise or advise. See Item 201(d) of Regulation S-B; see also
Item 5
of Form 10-KSB.
24. We are unable to locate disclosure required by Item 703 of Regulation S-B. Please revise or advise. See Item 5 of Form 10-KSB.

Independent Auditors` Report
25. Please revise to conform the report to the requirements of Auditing Standard No.1 of the PCAOB to state that the audit has been conducted in accordance with "the standards of the Public Company
Accounting Oversight Board (United States)."


Statement of Operations, page F-3
Statement of Cash Flows, page F-4
Statement of Changes in Stockholders` Equity, page F-5
26. Please revise to include information for the comparable prior year period, in accordance with Item 310(a) of Regulation S-B.
Revise the Independent Auditors` Report accordingly.

Notes to the Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-7
27. Please explain to us your responsibilities under the "errors and omissions" insurance policies you offer to your customers, and how you account for any associated obligations.

Revenue recognition, page F-8
28. Please tell us and revise to clearly disclose how and when revenue is recognized for the one time franchise fee received for access to your travel network system. Your response and disclosure should include the purpose for the fee, the associated rights of customers and your obligations over the period of the relationship, what, if any, amount is refundable and the circumstances under which refunds are made, and why you believe it is appropriate to recognize revenue in the period or periods that you do.
29. Based on the pro forma financial statements contained in this filing, it appears that revenue to be generated by and the marketing compensation plan of YTB will be material to your results. In this regard, please include disclosure of the accounting policies associated with these activities that conforms to the earlier comment about the accounting policy for these activities.
30. Please tell us and clearly disclose how you account for commissions and other incentives paid by vendors through you to ultimate recipients. In particular, tell us if you account for these on a gross or net basis, and the basis for your accounting in this fashion.
31. Please tell us whether or not you account for any portion of sales made to the public by parties independent from you that use your computer system to make such sales. If so, tell us if you account for these sales on a gross or net basis, and the basis for your accounting. Also, tell us if you earn commissions or other incentives from such sales and your associated accounting.


Travel products and services, page F-8
32. Please tell us what is meant by "Revenues earned from all other sales of travel and related products, where the Company is the credit card merchant of record, are recorded when earned at their aggregate retail value."

Stock-based compensation, page F-12
33. We note your disclosure that 900,000 shares of common stock were issued to the CFO in 2004 to cover the shortfall between the actual salary paid and the amount pursuant to his employment agreement for the periods 2001 to 2004. Please tell us and disclose how you initially accounted for the unpaid services rendered by the CFO in each of the years affected and how you accounted for the issuance of the common shares for such services. Refer to SAB Topics 5:T and 1:B for guidance.
34. Additionally, please reconcile the 900,000 shares of common stock issued in 2004 for the unpaid services of the CFO and the 500,000 shares of common stock presented in the statement of changes in stockholders` equity as shares issued to officers.

Note 10 - Segment Information, page F-17
35. You disclose in this filing that you have domestic and foreign operations. In this regard, please disclose the information about geographic areas in accordance with paragraph 38 of FAS 131.


Note 11 - Business Combination, page F-18
36. Please disclose the basis for determining the cost of the acquisition, including the value attributed to the preferred stock issued, in accordance with paragraph 51(d) of FAS 141.
37. In addition, explain to us how you have considered the effects of price fluctuations and quantities traded in your determination of the fair value of the securities issued in the business combination. In this regard, we note the current average volume of your equity securities is less than 10,000 shares per day, which would appear to indicate that a significant discount of the market price of your securities is necessary in determining the cost of the acquired entity. Refer to paragraph 22 of FAS 141.
38. Please disclose the reporting unit within your organization to which the goodwill recognized in the acquisition was assigned, in accordance with paragraph 52(c)(2) of FAS 141.
39. We note your disclosure herein that nearly all of the assets of
YTB acquired were intangible in nature. Please tell us the extent of your consideration of identifiable intangible assets of YTB acquired in the acquisition and the allocation of the purchase price thereto in accordance with paragraphs 35, 39 and A10-28 of FAS 141, and EITF
02-17. Based on your disclosures, it appears YTB may have had customer lists, customer contracts, other customer relationships, an internet domain name, online computer system, "rep" agreements, trade names, computer software and/or maintenance and service contracts to which a portion of the purchase price would be allocated.


Rezconnect Technologies, Inc.
Pro Forma Consolidated Statement of Operations, page F-22
40. Based on disclosures in the historical financial statements of YTB, it appears that a contract has existed since February 2003 in which YTB serviced Rezconnect`s web sites and travel services. Please tell us why no pro forma eliminating adjustments have been made in this regard, or revise as necessary.
41. You have disclosed in the filing that the contract in which YTB serviced Rezconnect`s web sites and travel services was voided upon the merger. Please tell us to what extent the amount of the purchase price Rezconnect paid for YTB was in settlement of this contract upon the merger and your accounting for such settlement.
42. You disclosed in note 11 of the notes to financial statements of
Rezconnect for the year ended December 31, 2004 that YTB was the primary customer of Rezconnect. You also disclosed on page 3 of Rezconnect`s Form 10-KSB/A for the year ended December 31, 2004 that a management agreement has existed between Rezconnect and YTB since
2002. Please tell us why no pro forma eliminating adjustments have been made in regard to these, or revise as necessary.
43. It appears that the performance based compensation plan (disclosed on page 21) for and employment contracts (disclosed on page 26) with senior executives were entered into in connection with the merger. To the extent material, please reflect the effects of these compensation arrangements as pro forma adjustments, or tell us why this is not necessary.
44. The pro forma loss per share and weighted average number of common shares outstanding should reflect the number of common and equivalent shares issued in the acquisition as if such were outstanding for the entire pro forma period. In this regard, it appears that the pro forma weighted average number of common shares outstanding should be closer to 23 million, reflecting that approximately 11.5 million common shares were actually outstanding prior to the acquisition, and approximately 11.5 million common and equivalent shares were issued in the acquisition. Please advise, and revise as necessary. Revise note 4 as necessary to clearly disclose how the effect of the shares issued in the acquisition was reflected in the pro forma weighted average number of common shares outstanding.


Part III, page 11

Item 9.  Directors, Executive Officers, Promoters and Control
Persons, page 11
45. We are unable to locate the disclosure required by Item 406 of Regulation S-B. Please advise or revise.

Executive Compensation, page 12

Long Term Incentive Plans
46. It appears that Mr. Michael Brent received a cash bonus based on the net pre-tax income of the Company equal to 2% if net pre-tax income is between $500,000 and $1,500,000, for example. Please include in a Long Term Incentive Plan Awards Table or advise why. See Item 402 (e) of Regulation S-B.

Form 8-K filed December 14, 2004

Financial Statements for Yourtravelbiz.Com, Inc. for the Years
Ended
December 31, 2003 and 2002 and for the Nine Months Ended September
30, 2004

Statements of Operations and Accumulated Deficit, page F-3
47. Please explain to us why there is no cost of goods sold for the products that you sell.

Notes to the Financial Statements

Note 1 - Nature of Operations, page F-5
48. On a supplemental basis, please further describe your "online travel agencies" product. Also, please explain the maintenance and training services you provide in connection with your "online travel agencies" product.
49. Please further explain how your multi-level marketing system of representatives is related to the sale of your "online travel agencies" product to the ultimate end user. For example, please explain why the personally sponsored representatives ("Reps") sponsor additional Reps and why that is necessary for the sale of your main product.
50. Tell us how the three teams of Reps qualify to earn income and explain how that relates to the sale of your "online travel agencies" main product. On a supplemental basis, please describe the compensation structure for each level of personally sponsored representatives in your multi-level marketing scheme and explain to us whether that structure serves to reward recruitment or whether it serves to reward retailing. For example, confirm to us whether the
Reps earn income based on actual retail sales of your "online travel agencies" product or whether they earn income based on their referral services to locate additional team members to serve in Power Teams.
51. Please explain what it means to have a "Power Team through infinity." Tell us whether members of the Power Team through infinity actually sell your product.
52. On a supplemental basis, please describe how your policies encourage sales to your ultimate consumers. We note that your ultimate consumers appear to be brick and mortar franchised travel agents. Please tell us how you are able to enforce your company-wide sales policies, for example, in those Power Teams that continue through infinity.

Note 2 - Summary of Significant Accounting Policies, page F-6
Revenue recognition
53. Please tell us and revise to clearly disclose how revenue is earned, and how and when revenue is recognized, for selling online travel agencies and the one time sign up fee for "RTA`s." With respect to the one time sign up fee, your response and disclosure should include its purpose, the associated rights of customers and your obligations over the period of the relationship, what, if any, amount is refundable and the circumstances under which refunds are made, and why you believe it is appropriate to recognize revenue in the period or periods that you do. In particular, explain to us in detail why it is appropriate to recognize revenue from RTA sales upfront, and not over the expected life of the travel agency. Refer to the guidance in SAB Topic 13(A)(3)(F).
54. Please explain to us in detail why it is appropriate to account for the one-time set up fee and the monthly membership fee as separate units of accounting. Clearly and fully explain to us how you have considered the guidance in EITF No. 00-21.
55. Please tell us and disclose the number of online travel agencies that you have sold during each of 2003 and 2004. In addition, tell us and disclose the number of these online travel agencies that were not active after 30 days, 90 days, 120 days, and 360 days from the date of initial sale.
56. Please provide us a computerized listing of your active customers` web site addresses.


Note 5 - Commitments and Contingencies, page F-7
Legal Proceedings, page F-8
57. Please describe for us each of your legal proceedings that are outstanding.

Note 7 - Related Party Transactions, pages F-8, 9
58. Please describe for us any related party transactions that are not disclosed in your footnote.

Note 8 - Marketing Compensation Plan, page F-9
59. Please tell us and revise to clearly disclose when the compensation has been earned by individuals at each level, when cash or other consideration is paid, whether or not there are any contingent aspects to the compensation, and how and when the associated expenses are recognized.

Supplementary Information
60. Please revise to include the schedule for selling, general and administrative expense referred to in the filing.

Financial Statements for Yourtravelbiz.Com, Inc. for the Nine
Months
Ended September 30, 2004

Notes to the Financial Statements
Note 10 - Subsequent Events, page 10
61. Please explain to us why you do not apply SOP 97-2 to the software license right referred to herein.

Closing

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter.

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Doug Jones, Staff Accountant at (202)-824-
5368,
or Michael Fay, Review Accountant, at (202) 942-1907, if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Adviser, at
(202) 942-2931 or me with any other questions.

      				Sincerely,



							Max A. Webb
							Assistant Director






??

??

??

??

Michael Y. Brent
YTB International, Inc.
March 22, 2005
Page 15